United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F/A

(Amendment No. 1)

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 033-84298

Viña Concha y Toro S.A.

(Exact name of registrant as specified in its charter)

Casilla 213

Nueva Tajamar 481

Torre Norte, Piso 15

Santiago, Chile

(562) 2476-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 20 shares of common stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) ☒	Rule 12h-6(d) (for successor registrants) ☐
Rule 12h-6(c) (for debt securities) ☐	Rule 12h-6(i) (for prior Form 15 filers) ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Form 15F of Viña Concha y Toro S.A. (the “Registrant”), originally filed on July 30, 2019, is being filed solely to amend the filing designation of the Form 15F on EDGAR.

PART I

Item 1. Exchange Act Reporting History

A. Viña Concha y Toro S.A. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about October 11, 1994, pursuant to its registration statement on Form F-1 (File No. 33-84298) relating to its offering of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), each representing 50 shares of common stock, initially filed with the Securities and Exchange Commission (the “Commission”) on September 23, 1994.

B. The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Registrant last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to its registration statement on Form F-1 in October 1994.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant maintains listings of its common stock on the Santiago Stock Exchange in Santiago, Chile, and the Chilean Electronic Stock Exchange in Santiago, Chile. Chile constitutes the primary trading market (as defined in Rule 12h-6(f) of the Exchange Act) for the Registrant’s common stock.

B. The Registrant’s common stock was initially listed on the Santiago Stock Exchange on July 6, 1933. The Registrant’s common stock was initially listed on the Chilean Electronic Stock Exchange on November 1, 1989. The Registrant has maintained the listing of its common stock on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Chile for the 12-month period from July 25, 2018 to July 24, 2019 (both dates inclusive) was 97% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on July 25, 2018 and ended on July 24, 2019 (both dates inclusive) (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the Registrant’s common stock (including shares represented by ADSs) in the United States for the Applicable Period (including off-exchange and on-exchange transactions) was 19,870 shares. The ADTV of the Registrant’s common stock (including shares represented by ADSs) on a worldwide basis for the Applicable Period was 688,022 shares.

C. The ADTV of the Registrant’s common stock (including shares represented by ADSs) in the United States for the Applicable Period was 2.9% of the ADTV of its common stock (including shares represented by ADSs) worldwide for the Applicable Period.

D. The Registrant delisted its ADRs from the New York Stock Exchange (“NYSE”) effective July 12, 2018. As of July 12, 2018, the ADTV of the Registrant’s common stock (including shares represented by ADSs) in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Registrant’s common stock (including shares represented by ADSs) on a worldwide basis for the preceding 12-month period was 21%.

E. The Registrant terminated its sponsored ADR facility regarding its common stock on September 27, 2018. As of September 27, 2018, the ADTV of the Registrant’s common stock (including shares represented by ADSs) in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for the Registration’s common stock (including shares represented by ADSs) on a worldwide basis for the preceding 12-month period was 21%.

F. The sources of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 were the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, as the official sources for trading of the Company`s shares in Chile. The information related to the ADSs with respect to transactions in the United States was obtained from Bloomberg, since it includes the data from NYSE and from the over-the-counter markets.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act by means of press releases issued on June 21, 2018 and July 12, 2018.

B. The press releases described above were disseminated by Accesswire in the United States and submitted to the Commission under cover of Form 6-K on June 22, 2018 and July 13, 2018.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: https://conchaytoro.com/en/holding/investor-relations/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Viña Concha y Toro S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Viña Concha y Toro S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: August 2, 2019

Viña Concha y Toro S.A.

	By:	/s/ Osvaldo Solar V.
	Name:	Osvaldo Solar V.
	Title:	Gerente Corporativo de Finanzas/ Chief Financial Officer